Filed by Algoma Steel Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257732

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Earnings Call Presentation For the Quarter ending June 30, 2021 August 20th, 2021 in Canadian dollars unless otherwise noted

Disclaimer (1/2)

ALGOMA STEEL INC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed merger transaction (the "Transaction") between Algoma Steel Inc. (the "Company") and Legato Merger Corp. ("Legato"), the Company has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 which includes the Company's prospectus as well as Legato's proxy statement (as amended, the "Proxy Statement/Prospectus"). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Legato at Legato Merger Corp., 777 Third Avenue, 37th Floor, New York, New York 10017 or the Company at Algoma Steel Inc., 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4.

PARTICIPANTS IN THE SOLICITATION

Legato, the Company and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato's directors and executive officers can also be found in Legato's final prospectus dated January 19, 2021 relating to its initial public offering. These documents are available free of charge as described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this presentation may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans", "continue" or similar expressions suggesting future outcomes or events. Forward-looking statements and information include, but are not limited to, statements regarding the operations, business, financial condition, expected financial results, performance, opportunities, strategies, outlook and guidance of the Company, the Transaction, the potential government financing and the proposed transformation to electric arc furnace steelmaking (the "EAF Transformation").

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. The material factors or assumptions that were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking statements and information, and those risks, uncertainties and other factors that could cause actual results to differ materially from the forward-looking statements and information, include, but are not limited to: global and North American product demand, production levels and capacity utilization; our production levels and capacity utilization; the risk that the anticipated benefits of the Government of Canada's funding, which is subject to the negotiation of definitive documentation, will fail to materialize as planned or at all; the risk that the benefits of the Transaction, including the amount proceeds provided thereby, may not be realized; the risk that the Transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Transaction, including the failure of Legato's stockholders to approve and adopt the merger agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the PIPE investment in connection with the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the Transaction; the effect of the announcement or pendency of the Transaction on the Company's business relationships, operating results and business generally; risks that the Transaction could disrupt current plans and operations of the Company; the risks associated with the steel industry generally; the ability of the Company to implement and realize its business plans, including the EAF Transformation; the risk of downturns and a changing regulatory landscape in the Company's highly competitive and cyclical industry; future results of operations; future cash flow and liquidity; future capital investment; the impact of the foregoing items on our debt service obligations; our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness with a substantial amount of indebtedness; restrictive covenants in debt agreements limit our discretion to operate our business; plant operating performance; upgrades to our facilities and equipment; our research and development activities; our ability to source raw materials and other inputs at a competitive cost; debt financing, government or regulatory accommodation for key operational inputs and other current or future compliance requirements; our ability to supply to new customers and markets; our ability to effectively manage costs; our ability to attract and retain key personnel and skilled labour; our ability to obtain and maintain existing financing on acceptable terms; changes in environmental, tax and other laws, rules and regulations, including international trade regulations; growth in steel markets and industry trends; significant domestic and international competition; increased use of competitive products; a protracted fall in steel prices; plant operating performance; product mix; level of contract sales; excess capacity, resulting in part from expanded production in China and other developing economies; low-priced steel imports, import levels and government actions or lack of actions with regard to imports; protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial condition of our key customers; increases in annual funding obligations resulting from our under-funded pension plans; supply and cost of raw materials and energy; natural gas prices and usage; currency fluctuations, including an increase in the value of the Canadian dollar against the United States dollar; environmental compliance and remediation; unexpected equipment failures and other business interruptions; a protracted global recession or depression; North American and global economic performance and political developments; and changes in general economic conditions, including as a result of the COVID-19 pandemic.

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Disclaimer (2/2)

ALGOMA STEEL INC.

Given these risks, uncertainties and other factors, readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. The forward-looking statements and information reflects management's current expectations and beliefs regarding future events and operating performance and is based on information currently available to management. Although we have attempted to identify important factors that could cause actual results to differ materially from the forward-looking statements and information contained herein, there are other factors that could cause results not to be as anticipated, estimated or intended. The forward-looking statements and information contained herein is current as of the date hereof and, except as required under applicable law, we do not undertake to update or revise it to reflect new events or circumstances.

Certain information in this presentation may be considered as "financial outlook" within the meaning of applicable securities legislation. The purpose of this financial outlook is to provide readers with disclosure regarding the Company's reasonable expectations as to the anticipated results of its proposed business activities for the periods indicated. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

PRESENTATION OF FINANCIAL INFORMATION

The Company's fiscal year runs from April 1st to March 31st. The Company and its subsidiaries' functional currency is the United States dollar ("US dollar" or "US$"). The US dollar is the currency of the primary economic environment in which the Company and subsidiaries operate. The items included in the consolidated financial statements are measured using the US dollar.

For reporting purposes, the consolidated financial statements are presented in millions of Canadian dollars ("C$" or "$"). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive (loss) income and accumulated in equity under the heading 'Foreign exchange on translation to presentation currency.'

The Company's financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). IFRS differs in certain material respects from U.S. generally accepted accounting principles ("U.S. GAAP"). As such, the Company's financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP.

This presentation should be read in conjunction with the Company's consolidated financial statements as at and for the six months ended June 30th, 2021 and the Company's audited annual financial statements as at and for the fiscal year ended March 31, 2021.

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA, as defined by Algoma, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange loss (gain), finance income, carbon tax, share based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by Algoma, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhances the comparability of our results. The terms "Net Sales Realization" and "Cost Per Ton of Steel Products Sold" are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold excluding the geographic impact of freight charges in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization, carbon tax and exceptional items (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company's cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. Adjusted EBITDA, Adjusted EBITDA margin, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are: they do not reflect cash outlays for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, working capital; they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness; they do not reflect income tax expense or the cash necessary to pay income taxes; they do not reflect interest on pension and other post-employment benefit obligations; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and other companies, including other companies in our industry, may calculate this measure differently than as presented in by us, limiting their usefulness as a comparative measure. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results.

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3 Earnings Call Agenda Michael McQuade Chief Executive Officer Rajat Marwah Chief Financial Officer Safety Performance / COVID - 19 Update Key Performance Highlights Financial Overview Market Outlook Guidance Strategic Update EAF Transformation Opportunity Proposed Transaction Questions & Answers Today’s Presenters :

Safety Without Compromise

ALGOMA STEEL INC.

Continued Focus and Improvement in Lost Time Injury Frequency Rate (LTIFR)



1.30
0.90
1.00
0.30
0.10
0.30
0.20
0.30
0.10
0.19
0.23
0.14
0.00
F2010
F2011
F2012
F2013
F2014
F2015
F2016
F2017
F2018
F2019
F2020
F2021
Q1 F2022

Health & Safety Performance

- Ongoing commitment to superior Health & Safety performance has led to sustained improvement of safety metrics over time
- Health & safety remains our highest priority and to further the Company's efforts to improve, we are implementing an ISO 45001 Safety Management System
- Algoma employs a cooperative Joint Health and Safety System to provide a healthy and safe workplace
- Proud member of the Sault Ste. Marie Safe Communities Partnership and Northern Ontario Safety Group, with over 100 member organizations that exchange best practices and provide access to ongoing training

ZERO Lost Time Injuries in Q1 2022 – Safety is a Top Priority for Algoma

Source: Company information. Note: Lost Time Injury Frequency is calculated as ((Number of lost time injuries in the reporting period x 200,000) / Total hours worked in the reporting period).

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5 Key Performance Highlights Q1 FY 2022 - Ended June 30, 2021 • Shipment volume was 610 kNT in Q1 FY 2022, down 2% from 622 kNT in Q4 FY 2021 and up 47% from 416 kNT in Q1 FY 2021 • Steel Revenue: was $765 million in Q1 FY 2022, up 21% from $633 million in Q4 FY 2021 and up 124% from $342 million in Q1 FY 2021 • Adjusted EBITDA was $281 million in Q1 FY 2022, up 68% from $167 million in Q4 FY 2021 and up 1,270% from $21 million in Q1 FY 2021 • Net Income was $214 million in Q1 FY 2022, up from $114 million in Q4 FY 2021 and up from $(43) million in Q1 FY 2021 • Cash position was $ 22 million at the end of Q1 FY 2022 with full availability of $ 283 million under the Revolving Credit Facility 610 kNT Shipments $281 million Adjusted EBITDA $ 765 m illion Steel Revenue FY Q1 FY 2022 Adjusted EBITDA margin for quarter ended June 30 th , 2022 was 36%

6 (1) Source: Company FY2022 Management's Discussion and Analysis First Quarter Financial Highlights 1 Q1 FY 2021 Q1 FY 2022 Change YoY % YoY Q4 FY 2021 Shipping volume (‘000s tons) 416 610 194 47% 622 Net Sales Realization per ton ($/ton) 746 1,185 439 59% 942 Steel Revenue($ million) 342 765 423 124% 633 Cost of Steel Products Sold ($/ton) 673 695 22 (3%) 643 Adjusted EBITDA ($ million) 21 281 260 1,270% 167 Net Income ($ million) (43) 214 257 597% 114 Algoma Q1 FY 2022 run rate approximately 94% utilization

7 Source Company Notes to the Financial Statements (1) Please note that the chart shown only includes Inventory, Trade Receivables and Payables Net of Prepaids Overview of Net Working Capital Seasonality Total Working Capital $ M 1 ($ millions) 639$ 716$ 738$ 585$ 594$ 644$ 639$ 573$ 584$ 606$ 607$ 595$ 681$ (45) (61) (74) (85) (66) (63) (86) (87) (55) (59) (61) (79) (102) 211 292 302 286 209 212 182 223 149 175 143 259 313 473 486 509 384 452 495 543 437 489 490 525 415 470 ($150) ($50) $50 $150 $250 $350 $450 $550 $650 $750 $850 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY 2019 FY 2020 FY 2021 FY 2022 Accounts Payable Trade Accounts Receivable Inventory

8 Market Update Source: SteelBenchmarker, CME Group, Fastmarket . Note: Market data as of Aug 18, 2021 Note: Press Releases, IHS, Baker Hughes, EIA, US Census North American HRC and Plate prices at all - time highs due to increased demand for construction, automotive and other end markets • Significant GDP growth through 2021 • Increased global steel prices and trade restrictions should continue to temper imports into North America • Strong Trade Rules and Anti - dumping / Countervailing Duty protection in the North American Market • Industry Consolidation • USMCA strengthened rules of origin requirements for automotive production in North America requiring more North American - sourced steel to qualify for duty - free treatment North American Macro Drivers Attractive Trends in Key End Markets • Automotive markets are recovering from impact of COVID - 19 • Automotive production in North America expected to increase by 24% in 2021 (representing approximately 35% of Algoma’s Sales) • Significant proposed North American infrastructure spending, including: • Potential for $USD 1 - 2 trillion infrastructure and jobs package in the U.S. • CAD $70 to $100 billion of federal infrastructure stimulus expected in Canada • Use of steel in renewable resource generation (wind) becoming a more important driver of demand Historical Hot Rolled Coil and As Rolled Plate Prices (US$/ton) $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 8/22/2018 10/3/2018 11/14/20… 12/26/20… 2/6/2019 3/20/2019 5/1/2019 6/12/2019 7/24/2019 9/4/2019 10/16/20… 11/27/20… 1/8/2020 2/19/2020 4/1/2020 5/13/2020 6/24/2020 8/5/2020 9/16/2020 10/28/20… 12/9/2020 1/20/2021 3/3/2021 4/14/2021 5/26/2021 7/7/2021 8/18/2021 $/NT CRU Index HRC / ARP ARP HRC

9 (1) Cash balance does not include other sources of liquidity including the Company’s revolving credit facility, prospective cash inf lows related to the proposed merger transaction or proposed government financing Second Quarter Outlook Second Quarter FY 2022 directional guidance: Shipments (NT) 600K+ Net Sales Realization per ton Adjusted EBITDA $400M+/ - Cash 1 $300M+ In addition to cash Algoma has full availability of its revolving credit facility ($283M) - 100 200 300 400 500 600 700 Q1 Q2 Q1 Q2 Guidance FY 2021 FY 2022 Shipments ('000s kNT) + $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 Q1 Q2 Q1 Q2 Guidance FY 2021 FY 2022 Net Sales Realization per ton ($/ ton) $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 Q1 Q2 Q1 Q2 Guidance FY 2021 FY 2022 Adjusted EBITDA (C$ million) +/ -

10 Strategic Update Strategic Direction FY2022 Initiatives STRENGTHEN THE CORE People & Assets • Safety • Relationships • Reliability • Accountability BUILD GROWTH PLATFORMS • Strategic Capex • Talent Building • Performance Management • Risk Management SUSTAINABLE FUTURE • Plate Mill Modernization on track to deliver improved product capability and quality • Proposed EAF conversion on track for final investment decision Strategic Capital Spending • 200+ projects / $42M annualized savings realized • $8M+ additional savings targeted to be realized • Advancing a culture of enterprise risk management Operational Efficiency • Signed definitive merger agreement with Legato leading to eventual return to public markets Capital Markets

Summary of the Proposed Algoma EAF Transformation

ALGOMA STEEL INC.

Expected Benefits of EAF

- ~US$150mm annual Adjusted EBITDA uplift expected by 2024/2025
- Adds ~700kt of finished steel capacity aligning steelmaking capacity to rolling capacity
- ~70% fewer total CO_2 emissions (annual reduction of 3 million tonnes of CO_2)
- Elimination of coal as an input to steelmaking process
- Reduces long-term reliance on volatile iron ore market
- More flexible operations capable of responding dynamically to market conditions
- Lower fixed costs and incremental volume driving cost absorption
- Reduced sustaining CapEx
- Improves employee productivity (as measured in tons per employee)

Transforms Algoma into one of the greenest steelmakers in North America

	2022-2024	2024-2025	2026	Long-Term
	EAF Startup			
Production Method	**Construction Period** Blast Furnace 7 (BF7) Coke Ovens 7,8,9 (CO7,8,9) Oxygen Steelmaking (BOF)	**Commission Ramp** BF7/BOF/ CO7,8,9 EAF 1 | EAF 2	**Product Certification** BF7 / CO8,9 EAF 1 | EAF 2 (Alternating Mode)	**EAF Operation**

Power Supply Solutions Sought

1. **Grid-Upgrade Solution:**
   Short-term: Local 230kV Transmission Line Upgrade (agreed with utility)
   Long-term: Bulk Electricity System upgrades
   - **Alternating Hybrid Mode ("EAF Phase I")**: BF7 / CO8,9; EAF 1 | EAF 2 (Alternating Mode with 30% hot metal from BF)
   - **Full Grid Power Independent Mode ("EAF Phase II")**: EAF 1 | EAF 2; 100% Cold Charge Scrap; No LSP required
2. **Battery Storage Solution:**
   Local 230kV Transmission Line Upgrade (agreed with utility)
   Battery Electric Storage Solution to Support Bulk Grid
   - **Full Power Independent Mode**: EAF 1 | EAF 2; 100% Cold Charge Scrap; LSP Power with local 230kV and Battery Solution; long-term bulk electricity system upgrades as defined by the IESO

Source: Company Information.

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Proposed Transaction Overview

ALGOMA STEEL INC.

Assumes full earnout is realized based on expectation for US$1,100+ million of Adjusted EBITDA

Estimated Sources & Uses (US$mm)

Sources:	
Shares Issued to Algoma Shareholders	$1,125
Estimated SPAC Cash in Trust(1)	$236
PIPE(2)	$100
Total Sources	**$1,461**
Uses:	
Upfront Equity Consideration to Algoma Shareholders	$750
Contingent Shares to Algoma Shareholders(3)	$375
Estimated Fees & Expenses(4)	$30
Cash to Balance Sheet	$306
Total Uses	**$1,461**

Illustrative Pro Forma Valuation (US$mm, except per share)

Share Price:	$10.00
Total Shares Outstanding(3)	152.8
Equity Value	**$1,528**
Less: Pro Forma Cash(6)	($324)
Plus: Debt(6)	$429
Total Enterprise Value (TEV)	**$1,633**
Implied Multiple on CY2021P EBITDA ($1,100+)	***1.5x***

Illustrative Pro Forma Ownership (mm shares)

Algoma Shareholders (Upfront)	75.0
Algoma Shareholders (Earnout)(3)	37.5
Total Algoma Shareholders	**112.5**
Sponsor Shareholders(5)	6.7
PIPE Shareholders(2)	10.0
Public Shareholders(1)	23.6
Total Shares Outstanding	**152.8**


PIPE Investors
7%
Public SPAC Owners
15%
Sponsor
4%
Existing Algoma Shareholders
74%

(1) Cash in Trust and Pro Forma Ownership reflects 23.575m Public Shares issued during Legato's IPO. Assumes no redemptions.
(2) Reflects private placement of $100 million at $10.00/share (10 million shares) to be funded concurrently with closing.
(3) Transaction structure inclusive of full earn-out consideration based on expected CY2021P Adjusted EBITDA of $1,100mm+.
(4) Estimated fees and expenses inclusive of all fees and expenses related to the business combination (including M&A and PIPE fees and expenses).
(5) Sponsor Ownership inclusive of 5.9m Founder Shares and 0.6m Private Shares and 0.2m Representative Shares.
(6) Inclusive of US $17 million Algoma cash as of June 30, 2021. Excludes impact of Government Financing for EAF. Debt reflects book value of government debt.

Note: All figures in USD. All shares valued at $10.00/share. Analysis excludes warrants (Legato has 23.6mm public warrants and 0.6mm private warrants outstanding, all exercisable at $11.50/share). All balance sheet figures as of June 30, 2021 are converted from CAD to USD at a 1.24 FX rate. All projected figures are converted from CAD to USD at a 1.26 FX rate.

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Overview of the Green Steel Funding • Algoma has secured, subject to negotiation and execution of definitive documentation, a commitment from two Canadian government entities to provide financial support for the transformative EAF investment • The commitment is expected to provide for up to C$420 million (US$339 million (1) ) of funding, including: • C$200 million (US$161 million (1) ) loan from Canada’s Strategic Innovation Fund (“SIF”) through the Net Zero Accelerator, the annual repayments of which are expected to be scalable based on Algoma’s greenhouse gas emission performance • C$220 million (US$178 million (1) ) loan from the Canada Infrastructure Bank (“CIB”), which is expected to be a low - interest loan on commercial terms • SIF and CIB announced their commitments on July 5, 2021 • Funding is part of a broader effort by the Canadian government to achieve environmental goals of reducing GHG emissions from, and increasing sustainability of, industrial processes 13 (1) Figure converted at a 1.24 CAD to USD FX rate. Canadian Government to Provide Attractive “Green Steel Financing” to Support the EAF Investment Algoma views the financing from SIF and CIB as a highly attractive capital to support the investment in the EAF

EAF Transformation Expected to Be Fully Funded Pro Forma for the Merger and Government Financing

ALGOMA STEEL INC.

Pro Forma Capital Structure[1]

US$mm	Current (6/30/21A)	xCY2021P Adjusted EBITDA	Transaction Adjustment (+ / -)	Pro Forma	xCY2021P Adjusted EBITDA	Effective Rate	Maturity
ABL Revolver ($250.0)	--	--	--	--	--	2.29%	Nov. 30, 2023
Secured Term Loan[2]	$299	0.3x	--	$299	0.3x	10.00%	Nov. 30, 2025
Algoma Docks Term Loan Facility	$58	0.3x	--	$58	0.3x	5.26%	May. 31, 2025
Government Loans	$71	0.4x	--	$71	0.4x	0.00% - 2.50%	2028 - 2031
Government Financing for EAF[3]	--	0.4x	$339	$339	0.7x	TBD	TBD
Total Debt	**$429**	**0.4x**		**$768**	**0.7x**		
Less: Cash[4]	($18)		($645)	($662)			
Net Debt	**$411**	**0.4x**		**$105**	**0.1x**		
CY2021P Adjusted EBITDA	~$1,100						

The Proposed EAF Capital Requirement Expected to De-Risked by Legato Transaction (Assumes No Redemptions) and Government Financing



$18
$306
$339
$662
($500)
$162
Existing Cash (Jun-30-21)
Net Cash from SPAC & PIPE(3)
Government Financing Support
PF Cash
Less: EAF Capex
PF Cash (after EAF CapEx)

The Government financing commitments are expected to enhance Algoma's available capital to complete the EAF transformation with flexibility to deploy anticipated cash flows to value enhancing opportunities, including strategic investments to support the EAF

(1) Figures in U.S dollars converted at a 1.24 CAD to USD FX rate. Existing Government loans shown as the book value as they currently do not require cash interest payments. Principal value of the government loans are C$135mm or US$109mm.
(2) L+850 with a Libor Floor of 1.5% for Secured Term Loan. Secured Term Loan includes option to PIK at L + 950.
(3) Assumes the government financing is fully funded at close of the Merger. Government financing is subject to negotiation and execution of definitive documentation.
(4) Inclusive of $236 million Legato cash as of January 25, 2021 and $100 million PIPE investment, net of $30 million in fees and expenses, assuming no redemptions.

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Attractive Valuation Relative to North American Steel Peers

ALGOMA STEEL INC.

TEV / EBITDA



Algoma Steel (TEV / CY'2021P)(1)
EAF Producers
Blast Furnace Steel Producers
2021E
2022E
Legato Share Price(5)
$10.00
$11.68
1.5x
1.7x
7.0x
4.5x
5.8x
4.0x
4.5x
3.8x
4.3x
2.5x
4.5x
2.3x
ALGOMA
NUCOR
Steel Dynamics, Inc.
CLIFFS(2)
United States Steel
STELCO(3)

Averages	2021E	2022E
EAF	4.3x	6.4x
Blast Furnace	2.8x	4.4x
All Peers	3.4x	5.2x

TEV / CY2021P Production(4) ($/t)

Algoma ($10.00)	Algoma ($11.68)	Nucor	Steel Dynamics	Cliffs	United States Steel	Stelco
$664	$771	$1,360	$1,427	$1,356	$792	$1,255

CY 2021P EBITDA / ton(4) ($/t)

Algoma	Nucor	Steel Dynamics	Cliffs	United States Steel	Stelco
$447	$300	$356	$360	$315	$557

Source: Company filings, Bloomberg. Note: Market data as of August 18, 2021, Values warrants and options using Treasury Stock Method. Estimates based on consensus estimates. (1) Pro forma TEV includes 37.5 million earnout shares achieved. (2) Pro forma for the redemption of preferred stock issued to ArcelorMittal for approximately $1.2 billion. (3) Includes inventory monetization arrangement and mortgage payable as debt. (4)All figures in USD CY2021P production figures for peers represent broker consensus shipment expectations. For companies where brokers do no provide shipment estimates, annualized H1'21 production volumes or shipment volumes was used. (5) $10.00/share reflects Algoma valuation based on approximate redemption value per share of Legato shares. $11.68/share represents the value of Legato shares as of August 18, 2021.

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$1,633 ($684) $949 0 0.5 1 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 TEV as of 6/30/21 Expected Cash Flow (ex. EAF and NWC) 6/30/21 - 12/31/21 Expected TEV as of 12/31/21 TEV / CY2021P EBITDA 16 Source: Company information. Note: All Figures in USD (1) TEV includes 37.5 million earnout shares achieved. (2) Excludes EAF Capital Expenditure and working capital investments (given year - end inventory build - up) and accrued income cash tax es. S ignificant Anticipated 2021 Cash Flows Would Reduce Total Enterprise Value and Implied Valuation 1.5x 0.9x (1) (2) TEV / CY2021P Production ($/t) $664 $386

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